Samuel H. Pilch
Group Vice President and Controller
Allstate Life Insurance Company

October 12, 2010

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Allstate Life Insurance Company
Form 10-K for the Year Ended December 31, 2009
Filed on March 12, 2010
File Number: 000-31248

Dear Mr. Rosenberg:

This letter is being submitted in response to your letter dated September 29, 2010 to Mr. Samuel Pilch, Group Vice President and Controller of Allstate Life Insurance Company, with respect to the above-referenced filing.

We are in the process of developing the disclosure information requested and will provide a response on November 4, 2010. We are in the process of preparing our Form 10-Q for the quarterly period ended September 30, 2010 and will include the additional disclosure information requested in that filing which we plan to file on November 3, 2010.

If you have any questions, please contact Kathleen Enright, Assistant Vice President Financial Reporting, at (847) 402-8110 or me at (847) 402-2213.

Very truly yours,

/s/ Samuel H. Pilch
Samuel H. Pilch
Group Vice President and Controller
Allstate Life Insurance Company